PINE VALLEY MINING ANNOUNCES MANAGEMENT CHANGE

VANCOUVER, BRITISH COLUMBIA, April 20, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; OTCBB: PVMCF) (the “Company” or “Pine Valley”) announced today that its Executive Vice President, Mark Fields, has submitted his resignation as an Officer and Director of the Company. Mark’s last day with the Company will be May 13, 2005.

Commenting on Mr. Fields’ departure, Pine Valley’s Chairman, Mr. Jeff Fehn, said, “All the members of the Board and the management team would like to express their appreciation to Mark for the many contributions he has made to Pine Valley’s growth during his tenure. We wish him every success in his future endeavours.”

Mr. Fehn also noted that, “We are fortunate to have added some very talented people to our management team during recent months and we fully expect an orderly transition of Mark’s responsibilities.”

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors affecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada syik@pinevalleycoal.com	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada mrip@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.